August 23, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Joyce Sweeney and Christine Dietz

Re:	Baker Hughes Company

Form 10-K for Fiscal Year Ended December 31, 2023

Filed February 5, 2024

File No. 001-38143

Dear Mses. Sweeney and Dietz:

On behalf of Baker Hughes Company (the “Company”), please find below our responses to the comment letter dated August 14, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2023, as filed with the Commission on February 5, 2024. Except as provided in this letter, terms used in this letter have the meanings given to them in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue and Operating Income, page 37

1.

In your response to prior comment 2 you state that the company intends to provide additional information on the nature and classification of material, recurring charges such as those reflected as Corporate expenses to further clarify how the discussion on the results of operations is reflected within the face of the income statement. Please revise to ensure your discussion of segment results focuses only on items included within the segment profit (loss) measure, and does not include items that are presented in your ASC 280 reconciliation that are not attributed to the segments. In this regard, we note that Corporate expenses is not a line item on your Statements of Income (Loss).

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the discussion of segment results the Company intends to include in future filings will focus only on items included within the segment profit (loss) measure.

Guarantor Information, page 43

2.

We note your response to prior comment 3 that the company has no subsidiaries the obligations of which it guarantees that are subject to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended. Please further explain how you arrived at this conclusion. In this regard, we note previous disclosures by Baker Hughes Holdings LLC that the 5.125% Senior Notes due 2040 (the “Notes”) were registered on an exchange, including the Form 8-A12B filed on June 27,

2017 related to the listing of the Notes on the NYSE, Form 8-K12B filed July 7, 2017 disclosure that the Notes are listed on the NYSE, which was subsequently changed to the Nasdaq as indicated in the Certification filed December 6, 2021, and the cover page for previous Forms 10-K and 10-Q of Baker Hughes Holdings LLC disclosing that the Notes were registered on the Nasdaq.

Response: The Company respectfully acknowledges the Staff’s comment and will file Exhibit 22 with its next Quarterly Report on Form 10-Q for the quarter ending September 30, 2024, and with each subsequent quarterly and annual report for as long as the Notes remain registered.

* * * * * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at +1 (346) 250-5252 or the Company’s counsel, Kirkland & Ellis LLP, Julian Seiguer at +1 (713) 836-3334 or Jennifer Wu at +1 (512) 678-9150.

Sincerely,

/s/ Fernando Contreras
Fernando Contreras Vice President of Legal – Governance and Corporate Secretary

cc:	Julian Seiguer, P.C., Kirkland & Ellis LLP

Jennifer Wu, P.C., Kirkland & Ellis LLP

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